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                                   EXHIBIT 20


Media Contact: Marc R. Lively      Telephone: (931) 380-2265


For Immediate Release


Community First Announces New Stock Issue


COLUMBIA, TN, JANUARY 4, 2004

Community First Inc, the holding company for Community First Bank & Trust, announced today that the Securities and Exchange Commission approved the bank's filing to issue 180,000 new shares of Common Stock. The offering price of $25.00 was determined by the Board of Directors and reflects the price paid for in private transactions over the past several months. Existing shareholders will have the opportunity to purchase a minimum of 200 shares or $5,000, whereas new shareholders will be required to purchase a minimum of 400 shares ($10,000).


In announcing the offering, the company's board of directors was pleased to report that the Bank's continued growth has led the organization to issue additional shares. Anyone having an interest in acquiring additional stock in Community First, Inc. should call the Bank and request an Offering Circular, visit the company's website at WWW.CFBK.COM, or stop by one of the Bank's branches and pick up an offering circular. The circular provides all of the necessary information for investors to make an informed investment decision and is the sole method by which the stock is made available. The offering will close at the earlier of March 30, 2004 or when at least $ 4.5 million in stock sales has been reached. If investors have questions, they should contact the Bank at 931-280-2265.


Over the past several years local support has helped us create a very successful community bank in Maury County, "said Dr. Eslick Daniel, chairman of the board. "The overall support received from our shareholders and the community since the Bank was formed over four years ago was a significant factor in the board's decision to offer additional stock." Bank president Mark Hines added that "we believe that this action is indicative of our investors' confidence in the company's future growth and steady increase in market share in Maury County and beyond. The additional capital will enable the Bank to continue to grow and serve our communities." CEO Marc Lively reported that "the bank's asset growth during this period has occurred faster than anticipated -- by the end of December, Community First has grown to over $200 million in assets. We are especially pleased about this growth during a period of economic uncertainty." During the past several months, the company's stock has split, increasing the number of shares to 1,151,000, held by 1,832 shareholders. In June, the company expanded its presence into the Williamson County market with a loan production office in the Cool Springs area of Brentwood. "We are continuing to explore opportunities that will make banking with us ever more convenient for our customers," said Chairman Daniel.


With four offices and nine ATMs in Maury County, the Bank provides a comprehensive line of banking services to consumers and businesses in the Middle Tennessee area.


This press release may contain certain forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations are considered forward-looking statements. All forward-looking statements included in this news release are based on information available at the time of this release; the company assumes no obligation to update any forward-looking statement.


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